Skadden, Arps, Slate, Meagher & Flom llp
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Laura E. Hatch
Staff Accountant
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street N.E.
Washington, DC 20549

RE:	The Gabelli Go Anywhere Trust
(File Nos. 333-202459 & 811-23035)

Dear Ms. Hatch:

Thank you for your comment letter, dated March 30, 2015, regarding the registration statement on Form N-2 filed by The Gabelli Go Anywhere Trust (the “Fund”) on March 3, 2015 (the “Registration Statement”) with the U.S. Securities and Exchange Commission (the “Commission”). We have considered your comments to the Registration Statement and, on behalf of the Fund, responses to those comments are set forth below. Changes will be reflected in Pre-Effective Amendment No. 1 (the “Amendment”) to the Registration Statement, which the Fund intends to file on or about the date hereof, and will be marked to show all changes made since the initial filing of the Registration Statement.

Your comments are set forth in bold, followed by the Fund’s responses. Capitalized terms not otherwise defined have the meanings ascribed to them in the Registration Statement.

Laura E. Hatch
April 17, 2015

Comments and Responses

Cover Page

1.
The Fund is registering Common Shares and Series A Cumulative Puttable and Callable Preferred Shares. It states on the cover page, “You must purchase a combination of common shares and Series A Preferred Shares in the ratio of three common shares per one Series A Preferred Share (a “Combination”). Each Combination is expected to be listed together on the New York Stock Exchange, subject to notice of issuance, under the symbol “ ” for the first 60 days following the closing of this offering. During this period on the Exchange, you will only be able to trade Combinations and not common shares and Series A Preferred Shares.” Please provide a legal analysis to the staff explaining why the Combination is not required to be registered under the Securities Act of 1933 as a separate security. In addition, please advise us whether you have contacted the New York Stock Exchange and asked whether they allow unregistered securities to be traded on the stock exchange. We may have additional comments.

As noted in the Amendment, the Fund will also register the Combinations under the Securities Act. The Fund has contacted the New York Stock Exchange and discussed the terms of the offering with representatives of the New York Stock Exchange.

Each Combination consists of three common shares and one Series A Preferred Share. As reflected in the Registration Statement, Combinations are expected to be listed on the NYSE for the first 60 days following the closing of the offering. During this period, on the NYSE investors will only be able to trade Combinations and not common shares and Series A Preferred Shares. However, there is no restriction at any time on separate transfers of common shares and Series A Preferred Shares in any manner other than trading during the first 60 days following the closing of the offering on the NYSE. The terms of the common shares and the Series A Preferred Shares do not require that the common shares and the Series A Preferred Shares remain linked as Combinations, the governing documents of the Fund do not recognize a Combination as a separate security with any rights and each of the common shares and the Series A Preferred Shares will retain all of their individual rights and characteristics described in the Fund’s prospectus from their respective dates of initial issuance, including during the period in which the common shares and the Series A Preferred Shares are required to be traded as Combinations on the NYSE. After the noted 60 day period, the Fund expects that separate trading of the common shares and Series A

Laura E. Hatch
April 17, 2015

Preferred Shares will commence on the NYSE, trading in Combinations will be suspended and Combinations will be de-listed.

While offerings of “units” consisting of two underlying securities has ample precedent in the non-investment company space, the Fund notes that registered closed-end investment companies have also offered “units” consisting of two or more underlying securities from time-to-time as well. See Equity Strategies Fund, Inc., Definitive Prospectus dated Feb. 18, 1982, Registration Statement File No. 2-73677 (offering of 460,000 Units consisting of 460,000 shares of Common Stock with Warrants to purchase 460,000 additional shares of Common Stock); Ameritrans Capital Corporation, Definitive Prospectus dated Apr. 18, 2002, Registration Statement File No. 333-82693 (closed-end fund electing business development company status offering 300,000 Units, each consisting of one share of Common Stock, one share of 9 3/8% cumulative participating redeemable Preferred Stock, face value $12.00 and one redeemable Warrant exercisable into one share of Common Stock).

As a result, the Fund views the requirement for investors to transact in Combinations on the NYSE for the first 60 days following the closing of this offering as a trading mechanic that does not raise any of the capital structure abuses that section 18 of the 1940 Act was designed to prevent.

The Combinations are not “senior securities” as defined in section 18(g) of the 1940 Act. Section 18(g) states, “‘Senior security’ means any bond, debenture, note, or similar obligation or instrument constituting a security and evidencing indebtedness, and any stock of a class having priority over any other class as to distribution of assets or payment of dividends; and ‘senior security representing indebtedness’ means any senior security other than stock.” The Combinations have no rights attaching to them separate from the rights represented by the common shares and Series A Preferred Shares comprising such Combinations. Although they may be deemed “securities” for purposes of the definition of such term in section 2(a)(1) of the Securities Act and section 2(a)(36) of the 1940 Act, they are nothing more than a trading mechanic insofar as section 18 of the 1940 Act is concerned.

Importantly, the common shares and Series A Preferred Shares comprising the Combinations are transferable as separate securities immediately upon issuance in any transactions not using the facilities of the NYSE or another exchange. This, together with the lack of any separate rights or recognition in the Fund’s governing documents as part of the Fund’s capital structure, demonstrates that the Combinations cannot raise concerns as to any of the capital structure abuses

Laura E. Hatch
April 17, 2015

section 18 was designed to prevent. The Combinations do not represent indebtedness, either in the form of an actual borrowing, or as a leveraged portfolio transaction as described by the SEC in 1940 Act Rel. No. 10666 (Apr. 18, 1979) (a “contractual obligation[] to pay in the future for consideration presently received”). The Combinations have no separate rights and thus cannot have priority over any other class of security as to the distribution of assets or the payment of dividends. The Combinations are nothing more than an exchange trading mechanic designed to reduce speculation and volatility in the Fund’s common shares and Series A Preferred Shares during the period subsequent to the closing of the offering of common shares and Series A Preferred Shares. The Combinations, in and of themselves, do not contain any inequitable or discriminatory provisions, do not infringe on the protections of the preferences and privileges of the common shares and Series A Preferred Shares, do not represent excessive borrowing and do not increase the speculative character of the common shares and Series A Preferred Shares.1 In short, as the staff has recognized in the past by allowing the issuance of a “unit” consisting of two or more underlying securities by a registered closed-end investment company, the Combination is not a prohibited senior security and does not give rise to the abuses section 18 was designed to prevent.

In sum, the issuance of the Combinations as a security by a registered closed-end investment company has precedent, the Combinations do not raise any of the concerns or abuses that section 18 was designed to prevent and the Combinations represent nothing more than a short-term exchange trading mechanic designed to reduce speculation and volatility in the Fund’s common shares and Series A Preferred Shares during the period subsequent to the closing of the offering of common shares and Series A Preferred Shares. Moreover, non-investment company issuers use this type of offering structure reasonably frequently for this purpose.2

_______________________________

1	See 1940 Act § 1(b).

2
See, e.g., Harmony Merger Corp., Definitive Prospectus dated Mar. 23, 2015, Registration Statement File No. 333-197330 (offering of 10,000,000 units each consisting of one share of common stock and one redeemable warrant to purchase one share of common stock); Terrapin 3 Acquisition Corporation, Definitive Prospectus dated Jul. 16, 2014, Registration Statement File No. 333-196980 (offering of 18,500,000 units each consisting of one share of common stock and one warrant to purchase half of one share of common stock); BioAmber Inc., Definitive Prospectus dated May 9, 2013, Registration Statement File No. 333-177917 (offering of 8,000,000 units each consisting of one share of common stock and one warrant to purchase half of one share of common stock).

Laura E. Hatch
April 17, 2015

2.
Please explain to the staff how the Fund will make sure that common shares sold together with preferred shares are priced in a way that would not result in common shares being sold below net asset value. (See Section 23(b) of the Investment Company Act of 1940 (the “1940 Act”)). We may have additional comments.

Each Combination will consist of three common shares and one Series A Preferred Share. The Combinations will be sold at $100 per Combination and investors will be charged a solicitation fee of $1.00 per Combination. The Series A Preferred Shares will carry a liquidation preference of $40 per Series A Preferred Share; thus the common shares will be sold at $20 per common share. Prior to the public offering of the Combinations, the Adviser will purchase sufficient Combinations such that the Fund will have the minimum capitalization required by section 14(a) of the 1940 Act. In connection with this transaction, the Adviser will purchase Combinations at $99 per Combination (i.e., at a purchase price net of the solicitation fee). As a result the Fund’s net asset value per common share at the time of the offering will be approximately $19.67 and the common shares will not be sold below net asset value. This is consistent with the manner in which the accounting is performed for the seed financial statements in closed-end fund initial public offerings and we are unaware of the staff taking the view that this mechanic would result in the sale of common shares at below net asset value. The presence of the Series A Preferred Shares on the Fund’s balance sheet is no different than, for example, a payable for organizational costs.

Moreover, even if the staff were to take the view that this offering could result in the sale of common shares below net asset value, section 23(b) of the 1940 Act allows for the sale of common shares below net asset value if, as relevant here, a majority of the Fund’s common shareholders consent. In order to eliminate any uncertainty on this point, the Fund’s sole initial shareholder will consent to the terms of the offering before the commencement of the offering.

Laura E. Hatch
April 17, 2015

3.
Footnote 2 of the pricing table states “If the Fund does not complete the offering for any reason, your subscription payment will be returned promptly without interest.” Please disclose in the prospectus summary the circumstances under which the Fund may not complete the offering. If there is a minimum amount that the Fund must raise, please state that amount. How long will the Fund hold onto investors’ money before it determines whether or not it will complete the offering? If the Fund may hold onto investors’ money for an extended period of time, please explain why investors will not receive interest. We may have additional comments.

The Fund has revised the terms of the offering and the related disclosure in the Registration Statement to reflect a minimum amount the Fund must raise and the circumstances under which the Fund may not complete the offering.

As reflected in the Registration Statement, the offering will have a defined offering period. If the Fund does not complete the offering for any reason, the Fund will return investors’ money promptly following the expiration of the defined offering period. The Fund has clarified this point in the Registration Statement.

4.
Footnote 3 to the pricing table states, “The adviser has agreed to pay (i) the Fund’s organizational expenses and (ii) offering expenses of the Fund (other than the solicitation fee) to the extent that offering expenses (other than the solicitation fee) exceed $ per common share.” Will the adviser seek reimbursement from the Fund for the organizational costs or offering costs it has agreed to pay?

The Adviser will not seek reimbursement from the Fund for the organizational costs or offering costs it has agreed to pay.

Investment Objective and Policies

5.
Under this heading, the disclosure states that the Fund will primarily invest in equity securities and may invest in debt securities. Please discuss the capitalization range of the equity securities and the maturity range of the debt securities in which the Fund may invest.

The Fund added disclosure stating that it may invest in debt securities of any maturity and wishes to note that its existing disclosure states, “The Fund may invest in companies of any market capitalization located anywhere in the

Laura E. Hatch
April 17, 2015

world . . . .” The Fund has reorganized the investment policy discussion in an effort to make these two points more apparent.

6.
Under this heading, the disclosure states, “Equity securities in which the Fund may invest may also include, in addition to those described above, equity interests in real estate investment trusts (“REITs”) and master limited partnerships (“MLPs”)….The Fund may also invest up to 25% of its total assets in privately placed or restricted securities (including in Rule 144A securities, which are privately placed securities purchased by qualified institutional buyers), illiquid securities and securities in which no secondary market is readily available, including those of private companies.” Please confirm to the staff that any investments in private REITs and/or other private funds will not exceed 35% of the Fund’s net assets.

The Fund confirms that it would view privately placed REITs and other private funds as subject to its stated investment policy with respect to investing in privately placed or restricted securities. The Fund has no current intention of investing significantly in privately placed REITs and/or other private funds and thus does not anticipate that any investments in privately placed REITs and/or other private funds would exceed 35% of the Fund’s net assets during the Fund’s first year of operation.

7.
Under this heading, the disclosure states, “The Fund will not invest in the common shares of any closed-end funds managed by the Adviser or an affiliate of the Adviser (“Affiliated Portfolio Funds”); however, the Fund may invest in the preferred shares of Affiliated Portfolio Funds.” Please explain to the staff how investments in Affiliated Portfolio Funds are consistent with the restrictions in Section 17 of the 1940 Act. In doing so, please refer to any exemptive order or other authority that allows the Fund to make such investments.

Section 17(a)(1) of the 1940 Act prohibits any affiliated person of the Fund (“first tier affiliate”), or any affiliated person of such a person (“second tier affiliate”), acting as principal, from knowingly selling any security or other property to the Fund (subject to exceptions not relevant here). Registered investment companies managed by the same investment adviser may be deemed to be under the common control of that investment adviser, and thus first tier affiliates pursuant to section 2(a)(3)(C) of the 1940 Act. Affiliated Portfolio Funds may thus be deemed to be first tier affiliates of the Fund. No Affiliated Portfolio Fund will, acting as principal, sell its preferred shares to the Fund. Any

Laura E. Hatch
April 17, 2015

Fund purchases of Affiliated Portfolio Fund preferred shares will be made in secondary market transactions.

Rule 17d-1 under the 1940 Act prohibits any first tier affiliate or second tier affiliate of a registered investment company, acting as principal, from participating in, or effecting any transaction in connection with, any “joint enterprise or other joint arrangement or profit-sharing plan” (as defined in rule 17d-1) in which such registered company is a participant absent an exemptive order from the SEC. Some element of combination or profit motive must generally be present for section 17(d) and rule 17d-1 to apply.3 Any Fund purchases of Affiliated Portfolio Fund preferred shares will be made in secondary market transactions and will be made based on the Fund’s independent investment considerations. The Fund does not believe that any element of combination or profit motive between an Affiliated Portfolio Fund and it would exist as a result of such secondary market purchases of Affiliated Portfolio Fund preferred shares.

8.
Under this heading, the disclosure states, “The Fund may purchase and sell futures contracts, enter into various interest rate transactions such as swaps, caps, floors or collars, currency transactions such as currency forward contracts, currency futures contracts, currency swaps or options on currency or currency futures and swap contracts (including, but not limited to, credit default swaps) and may purchase and sell exchange-listed and over-the-counter (“OTC”) put and call options on securities and swap contracts, financial indices and futures contracts and use other derivative instruments or management techniques.” This disclosure lists the types of the derivatives the Fund may use. However, it does not discuss how the Fund may use each type of derivative or to what extent the Fund may use each type of derivative. Please review the Fund’s disclosure to ensure that it accurately describes the Fund’s use of derivatives and their risks. In connection with this, please consider the Division of Investment Management’s observations on derivatives-related disclosure in the letter

_______________________

3
See SMC Capital, Inc., SEC No-Action Letter (Sept. 5, 1995) (citing In re Steadman Security Corp., 1974-75 Fed. Sec. L. Rep. (CCH) ¶80,038 at 84,848 (Dec. 20, 1974) (rule 17d-1 “is concerned with joint enterprises or joint arrangements that are in the nature of a joint venture, i.e., that involve the element of seeking to realize a profit or gain through the investment of funds. ”); SEC v. Talley Indust., Inc., 399 F.2d 396, 403 (2d Cir. 1968), cert. denied, 393 U.S. 1015 (1969) (while section 17(d) is not limited to the typical joint venture, “some element of ‘combination ’ is required ”)).

Laura E. Hatch
April 17, 2015

from Barry D. Miller, Associate Director, Office of Legal and Disclosure, to Karrie McMillan, General Counsel, Investment Company Institute dated July 30, 2010 (http://www.sec.gov/divisions/investment/guidance/ici073010.pdf). Please also verify that the Fund will cover the full notional amount of any credit default swap it writes or sells.

The Fund has clarified the referenced disclosure. The Fund wishes to note that, consistent with its intended use of derivatives, the bulk of its disclosure regarding its use of derivatives and the attendant risks is contained in the SAI (which is cross-referenced in the prospectus).  In drafting the Registration Statement, the Fund has been mindful of the staff’s views on derivatives disclosure set forth in the letter from Barry D. Miller, Associate Director, Office of Legal and Disclosure, to Karrie McMillan, General Counsel, Investment Company Institute, dated July 30, 2010.

The Fund verifies that if it is the “protection seller” in a credit default swap transaction it will cover the full notional amount of such credit default swap in accordance with applicable interpretations of the staff.

Summary of Series A Preferred Share Terms

9.
Under the heading, “Voting Rights,” the disclosure states, “In any matter submitted to a vote of the holders of the common shares, each holder of Series A Preferred Shares will be entitled to vote for each Series A Preferred Share held and the holders of all outstanding Series A Preferred Shares and the common shares will vote together as a single class.” In some circumstances the 1940 Act requires the vote of common shares separately (please see comment 16 below). In light of this, please amend the statement referenced above and add, for example, “to the extent permitted by law,” and discuss examples when it is not permitted.

The Fund anticipates that the Statement of Preferences establishing the Series A Preferred Shares will provide that, for any matter submitted to a vote of the holders of the common shares, each holder of Series A Preferred Shares will be entitled to vote for each Series A Preferred Share held and the holders of all outstanding Series A Preferred Shares and the common shares will vote together as a single class. The Fund has added disclosure clarifying that, in the event the Fund were to seek common shareholder approval to issue common shares at a price below the then current net asset value, the vote of the common shares and Series A Preferred Shares together as a single class (as contemplated by the

Laura E. Hatch
April 17, 2015

Statement of Preferences) would be a requirement in addition to the vote of common shareholders the 1940 Act requires.

10.
The disclosure states, “Prior to , 2020 the Series A Preferred Shares are not subject to optional redemption by the Fund unless the redemption is necessary.” Please make clear that after , 2020, the Series A Preferred Shares are callable at any time.

The Fund has made the requested change.

Risk Factors and Special Considerations

11.	Please briefly discuss each of the principal risk factors.

Subject to the Fund’s response to Comment 17, the Fund believes that the current scope of disclosure regarding the Fund’s principal risk factors under the heading “Prospectus Summary—Risk Factors and Special Considerations” is appropriate because such principal risk factors are identified, described fully under the heading “Risk Factors and Special Considerations” in the body of the prospectus and the full description under such heading is expressly cross-referenced by page number in the first paragraph under the heading “Prospectus Summary—Risk Factors and Special Considerations.”

The Fund further believes that the scope of disclosure under the heading “Prospectus Summary—Risk Factors and Special Considerations” is appropriately tailored to meet the Fund’s obligation to present the information in its prospectus in “plain English” pursuant to Rule 421 under the Securities Act. In particular, the Fund believes that this scope of disclosure aids in presenting information in clear, concise sections, paragraphs and sentences using, wherever possible, short explanatory sentences and bullet lists, and avoids repeating disclosure in different sections of the prospectus that increases the size of the prospectus but does not enhance the quality of the information.4

Management and Fees

12.	The disclosure states that the adviser “is compensated for its services and its related expenses at an annual rate of 1.00% of the Fund’s average weekly

_________________________

4
See Securities Act Rule 421(b), including note 4 thereto; see also BlackRock Floating Rate Income Strategies Fund, Inc., Definitive Prospectus dated Dec. 17, 2014, Registration Statement File No. 333-194573.

Laura E. Hatch
April 17, 2015

net assets. Net assets are total assets minus the sum of the Fund’s liabilities (such liabilities will exclude the aggregate liquidation preference of any outstanding preferred shares and accumulated dividends, if any, on those shares and the outstanding principal amount of any debt securities the proceeds of which were used for investment purposes, plus accrued and unpaid interest thereon).” Net assets are assets less liabilities. Net assets are not total assets less liabilities excluding preferred shares and debt. Please use a term other than “net assets” for the advisory fee calculation. Under the heading, “Leverage,” the term “net assets” has been used correctly, and the term “managed assets” is defined appropriately as “total assets of the Fund minus the sum of the Fund’s accrued liabilities (other than for investment purposes).” Please make the change here and elsewhere in the registration statement, as appropriate.

The Fund has made the requested change.

Summary of Fund Expenses

13.	Please change the heading, “Estimated Annual Expenses” to “Annual Expenses (as a percentage of net assets attributable to common shares).” Please see Item 3 of Form N-2.

The Fund has made the requested change.

14.	Please include an estimate of the expenses due to short selling. Under the heading, “Investment Objective and Policies,” the disclosure states that the Fund may engage in short selling.

The Fund has made the requested change.

15.
Please remove the additional fee table included after footnote (7). Upon the initial offering the Fund will be leveraged. This additional fee table assumes that the Fund will not use any leverage and is potentially misleading.

The Fund believes that the additional fee table included in footnote (7) is useful and informative disclosure because, as explained in the narrative preceding the table, it demonstrates to investors the cost of the Fund’s leveraging strategy. Nonetheless, the Fund has removed the additional fee table included in footnote (7) and has instead included the information previously contained in such table in narrative format in footnote (7).

Laura E. Hatch
April 17, 2015

Description of Common Shares

16.
The disclosure states, “Any additional offering of common shares will require approval by the Fund’s Board and will be subject to the requirements of the 1940 Act, which provides that common shares may not be issued at a price below the then current net asset value, exclusive of sales load, except in connection with an offering to existing holders of common shares or with the consent of a majority of the Fund’s outstanding voting securities.” Please correct and replace “voting securities” with “common shares.” Section 23(b)(2) of the 1940 Act states that common shares may not be issued a price below the then current net asset value except with the consent of a majority of the Fund’s outstanding common stockholders.

The Fund has made the requested change and has added disclosure clarifying that, in the event the Fund were to seek common shareholder approval to issue common shares at a price below the then current net asset value, the vote of the common shares and Series A Preferred Shares together as a single class (as contemplated by the Statement of Preferences establishing the Series A Preferred Shares) would be a requirement in addition to the vote of common shareholders the 1940 Act requires. Please refer to the Fund’s response to Comment 9.

General Risks

17.
Included under this heading is “Offering Risk.” This is a principal risk of the Fund. Please include a discussion of this risk in the Prospectus Summary. In your discussion, please disclose that the common shares and preferred shares will be illiquid as individual securities for the first 60 days following the close of the offering. Please also disclose that if a shareholder attempts to dispose of his or her common or preferred shares during that time in a private transaction, the shareholder may receive less than the net asset value for the common shares and less than the liquidation amount for the preferred shares.

The Fund has made the requested changes.

Laura E. Hatch
April 17, 2015

General

18.
We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in an amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any amendments.

Noted.

19.	Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with your registration statement.

The Fund  does not expect to submit exemptive applications or no-action requests in connection with the Registration Statement.

We note that the Fund intends to rely on exemptive relief obtained by Gabelli Funds, LLC (1940 Act Rel. Nos. 25070 (notice) & 25110 (order)), which will permit the Fund to make periodic distributions of long-term capital gains with respect to its common stock as frequently as twelve times each year, and as frequently as distributions are specified in accordance with the terms of any outstanding preferred stock.

20.
Response to this letter should be in the form of an amendment. Where no change will be made in the filing in response to a comment, please indicate this fact in a supplemental letter and briefly state the basis for your position. Please note that comments we give in one section apply to other sections in the filing that contain the same or similar disclosure.

Pre-Effective Amendment No. 1 to the Registration Statement accompanies this letter. In response to your comments, the Fund has made consistent revisions throughout the Registration Statement.

21.
We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Fund and its management are in possession of all facts relating to the Fund’s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Noted.

Laura E. Hatch
April 17, 2015

* * * * * * *

            The Fund anticipates requesting the acceleration of the effectiveness of the Registration Statement during the week of May 11, 2015 so that the Registration Statement may become effective by May 15, 2015. The Fund notes that it intends to file a further pre-effective amendment to the Registration Statement prior to requesting such acceleration of effectiveness for the purpose of filing remaining exhibits and completing remaining disclosure items.

Should you have any additional comments or concerns, please do not hesitate to contact me at (617) 573-4836, Rick Prins at (212) 735-2790 or Tom DeCapo at (617) 573-4814.

Best regards,

/s/ Kenneth E. Burdon

Kenneth E. Burdon